Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) today announced that its Spanish subsidiary Corporación Sidenor, S.A. has entered into a definitive agreement with CIE Automotive, S.A. to acquire all of the outstanding shares issued by its subsidiary GSB ACERO, S.A., a company with an annual output of approximately 200 thousand metric tons of specialty steel, located in Guipúzcoa, Spain.

The purchase price for all of the shares of GSB ACERO, S.A. is approximately € 111.5 million plus the assumption of approximately € 11 million of net debt, totalizing € 122.5 million. The closing price is subject to certain adjustments based on GSB ACERO, S.A. December 31, 2006 financial statements. The transaction will be financed with available cash and bank credit facilities.

Subject to satisfactory completion of anti-trust and other regulatory reviews, the parties involved expect to close the deal before the end of the present year.

Gerdau S.A. has a 40% stake in Corporación Sidenor, S.A. together with a Santander Group company with another 40%, and the Sidenor executives’ holding company with the remaining 20%.

Rio de Janeiro, November 20, 2006.

Osvaldo B. Schirmer

Executive Vice President

Director of Investor Relations